April 25, 2005

Mail Stop 0409

Thomas W. Kitchin
Chairman and Chief Executive Officer
Jameson Inns, Inc.
8 Perimeter Center East, Suite 8050
Atlanta, GA  30346-1604

Re:	Jameson Inns, Inc.
      Amendment No. 3 to Registration Statement on Form S-3
      Filed April 13, 2005
      File No. 333-119016

Dear Mr. Kitchin:

	We have limited our review of your filing to the legal disclosure in the registration statement, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Division of Market Regulation is continuing to review your responses and may have additional comments.

2. We note disclosure on page 2 indicating that you recently completed a private offering of $26,250,000 of trust preferred securities. Supplementally, please discuss why the private offering should not be integrated with the public offering you are registering on this Form S-3.


3. We note your response to our comment 2 from our letter dated January 28, 2005 and reissue that portion of the comment relating to the electronic delivery of a prospectus if an email is retuned.
In
order to fulfill your delivery obligations you must mail paper copies of the offering documents to participants when electronic delivery fails. As such, please supplementally confirm that you will mail paper copies of offering documents to participants when electronic delivery fails. Please revise your prospectus accordingly.

Cover Page

4. We note your statement on the front cover page of the Frequent Guest Loyalty Program prospectus that "enrolling participants must consent to electronic delivery of this prospectus, the prospectus for the Direct Stock Purchase Program, all prospectus amendments and supplements, confirmations and other information relating to this offering." You also state that by enrolling, participants consent to the electronic delivery of annual reports, proxy statements, communications and other materials, "but that consent may be revoked at anytime." Please revise to clarify that participants may not revoke consent for the offering documents.

Information about the Program, page 14

5. Please revise your prospectus to include a Q & A that describes the procedures for revoking consent to electronic delivery of Shareholder Materials.

Enrollment Form

6. We note your response to comment 9 from our letter dated
January
28, 2005. Supplementally, please tell us how you determined the criteria you will use to evaluate the suitability of potential participants. Indicate whether you or Brinson Patrick Securities Corporation set the criteria and describe the basis for the criteria you selected. Further, tell us whether those standards will also reflect state suitability standards, NASD suitability standards and those established by Commission case law

7. We note your response to comment 6 from our letter dated April
7,
2005. In our comment, we intended to suggest that consent to electronic delivery of the shareholder materials should not be a condition to participation in the offering. Please revise the second column of the enrollment form to eliminate this as a condition to participation in the offering. You may, however, include a separate item allowing participants to consent to electronic delivery of the shareholder materials. Similarly, please revise the first column to eliminate the statement that by enrolling in the program, the participant automatically consents to electronic delivery of the shareholder materials. Shareholders must have the opportunity to separately consent to electronic delivery of the offering materials and electronic delivery of the shareholder materials. Provide conforming changes in the prospectus.


8. We note your response to comment 7 from our letter dated April
7,
2005. Please omit similar language in the left column indicating that the investor has "had an opportunity to read" the prospectuses.
Such language is not appropriate because it could be viewed as a waiver of the investor`s rights under the federal securities laws.

*  *  *  *

      No further review of the registration statement has been or will be made. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jeffrey A. Shady, at (202) 942-1901, or me at
(202) 942-1960 with any questions. Note that after April 29, 2005 you can contact Jeffrey A. Shady at (202) 551-3471, or me at (202) 551-3780.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Lynnwood R. Moore, Esq. (via facsimile)
	Connors & Winters, P.C.
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Jameson Inns, Inc.
Page 3